UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

EnteroMedics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29365M 10 9
(CUSIP Number)
PAUL H. KLINGENSTEIN
ABERDARE VENTURES
ONE EMBARCADERO CENTER, SUITE 4000
SAN FRANCISCO, CALIFORNIA 94111
TELEPHONE: (415) 392-7442
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) and a Warrant to purchase Common Stock, of the Issuer (as defined below) on February 24, 2009 as described in Item 3 below.

2.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,223,785 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,223,785 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,223,785 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Schedule 13D is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (v) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, w hich shares are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuers Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to that certain Securities P urchase Agreement by and among the Issuer, certain of the Aberdare Entities, and various other investors, dated February 19, 2009 (the “Securities Purchase Agreement”), as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

3.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare II Annex Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,223,785 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,223,785 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,223,785 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (v) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, w hich shares are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purc hase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

4.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare Ventures II Bermuda, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,223,785 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,223,785 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,223,785 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (v) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, w hich shares are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purc hase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

5.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare GP II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,223,785 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,223,785 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,223,785 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (v) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, w hich shares are exercisable within 60 days of the date of this filing. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purc hase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

6.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Paul H. Klingenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		75,053 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,223,785 shares of Common Stock (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,053 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

3,223,785 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,298,838 shares of Common Stock (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (4)

14	TYPE OF REPORTING PERSON

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 58,091 shares of Common Stock held by Klingenstein; (ii) 15,278 shares of Common Stock issuable within 60 days of the date of this filing upon exercise of an option held by Klingenstein; and (iii) 1,684 shares of Common Stock issuable upon exercise of a warrant held by Klingenstein, which shares are exercisable within 60 days of the date of this filing.
(3) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (v) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, w hich shares are exercisable within 60 days of the date of this filing. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
(4) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purc hase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

7.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of EnteroMedics, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 2800 Patton Road, St. Paul, Minnesota 55113.
Item 2. Identity and Background
(a) The persons and entities filing this statement are Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”).
(b) The address of the principal place of business of each of the Reporting Persons is One Embarcadero Center, Suite 4000, San Francisco, California 94111.
(c) The principal business of each of the Reporting Persons is the venture capital investment business.
(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Listed Persons are United States citizens and each of the Aberdare Entities is a Delaware limited partnership or limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Aberdare GP II (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Securities Purchase Agreement by and among the Issuer, Aberdare II Annex, and various other investors, dated February 19, 2009 (the “Securities Purchase Agreement”), Aberdare II Annex purchased 1,237,113 shares of Common Stock (the “Shares”), at a price of $1.15 per share, together with an associated warrant (the “Warrant”) to acquire 618,557 shares of Common Stock at a price per share of $0.125 (the “Financing”). The Warrant is exercisable at any time and from time to time beginning on the date that is six months and one day after the Closing Date (as defined below) and ending on February 24, 2013 at an exercise price of $1.38 per share. The rights relating to the Warrant were set forth in the Warrant, dated as of February 19, 2009. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrant are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications. The aggregate purchase price of the Shares and the Warrant was $1,500,000.
The sale of the Shares and Warrant to Aberdare II Annex described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including Aberdare II Annex). The closing of the Financing occurred on February 24, 2009 (the “Closing Date”).
Prior to entering into the Securities Purchase Agreement, and prior to the initial public offering of the Issuer (the “IPO”), the Aberdare Entities acquired convertible stock and notes of the Issuer which, at the IPO, converted into an aggregate of 1,702,244 shares of common stock of the Issuer and immediately exercisable warrants to purchase an aggregate of 42,228 shares of common stock of the Issuer (collectively, the “Registrable Shares”) for an aggregate purchase price of $9,712,101.

8.

In 2008, the Aberdare Entities collectively purchased an aggregate of 242,200 shares of common stock of the Issuer in the open market for an aggregate purchase price of $1,129,290.
The funds used by the Aberdare Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Aberdare Entities.
References to and descriptions of the Financing as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the form of Warrant, which are filed as exhibits to this Schedule and are incorporated by reference herein.
Item 4. Purpose of Transaction
Aberdare II Annex agreed to purchase the Shares and the Warrant for investment purposes with the aim of increasing the value of their investments and the Issuer.
Klingenstein is a member of the Board of Directors of the Issuer and also serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

		Shares	Shares
		Issuable	Issuable
		Upon	Upon
	Shares	Exercise of	Exercise of	Sole	Shared	Sole	Shared		Percentage
	Held	Warrants	Options Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly	Held Directly (1)	Directly (1)	Power	Power (2)	Power	Power (2)	Ownership (1)	Class (3)

Aberdare II	1,431,388	41,292	0	0	3,223,785	0	3,223,785	3,223,785	10.7%

Aberdare II Bermuda	29,702	936	0	0	3,223,785	0	3,223,785	3,223,785	10.7%

Aberdare II Annex	1,720,467	0	0	0	3,223,785	0	3,223,785	3,223,785	10.7%

Aberdare GP II	0	0	0	0	3,223,785	0	3,223,785	3,223,785	10.7%

Klingenstein	58,091	1,684	15,278	75,053	3,298,838	75,053	3,298,838	3,298,838	11.0%

(1)	Comprised of securities exercisable within 60 days of the date of this filing.

(2)
Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.

(3)
This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

9.

Except as disclosed in the table above, none of the Listed Persons beneficially owns any shares of the Issuer’s Common Stock with the exception of John H. Odden, who has sole voting and dispositive power over 1,539 shares of the Issuer’s Common Stock (consisting of 1,495 shares held directly by Mr. Odden and 44 shares underlying warrants held directly by Mr. Odden that are exercisable within 60 days of the date of this filing).
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Securities Purchase Agreement includes standard representations and warranties of the Issuer and the investors set forth on Exhibit A thereto (collectively, the “PIPE Investors”), as well as additional terms and conditions, including those set forth below. The Issuer has agreed to indemnify the PIPE Investors and specified related parties against damages with respect to breaches of the representations and warranties or failure to comply with the covenants and agreements of the Issuer in the Securities Purchase Agreement. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and PIPE Investors. The Warrant is exercisable as described in Item 3 above.
Registration Rights
Pursuant to the terms of the Amended and Restated Investors’ Rights Agreement (the “Rights Agreement”), the Issuer has granted certain stockholders, including Aberdare II Annex, the following registration rights with regard to the Registrable Shares.
Demand Registration Rights. On no more than one occasion during any twelve-month period, the holders of at least 50% of the Issuer’s Registrable Securities (as defined in the Rights Agreement) have the right to request that the Issuer register all or a portion of the Registrable Securities then held by the requesting stockholders, provided that the shares requested to be registered have an aggregate value of at least $5.0 million. The Issuer is required to use its commercially reasonable best efforts to cause any such demand registration to become effective under the Securities Act of 1933, as amended (the “Securities Act”) as soon as practicable. The demand registration rights will cease after the Issuer has effected two such demand registrations. In addition to the demand registration rights, the holders of the Registrable Securities have the right to request that the Issuer register on Form S-3 all or a portion of the Registrable Securities held by them, provided that the holders propose to sell Registrable Securities at an aggregate price of at least $1,000,000 (less any underwriter discounts or fees) pursuant to such registration statement on Form S-3 (a “Form S-3 Registration”). The Issuer is not obligated to effect a demand registration or a Form S-3 Registration within 180 calendar days of the effective date of an immediately preceding Form S-3 registration of its securities.
Incidental Registration Rights. If the Issuer proposes to register shares of its common stock under the Securities Act (other than a registration relating solely to the sale of securities of participants in its stock option plans, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered), the holders of Registrable Securities have the right to require the Issuer to register all or a portion of the Registrable Securities then held by them. In the event that any registration in which the holders of Registrable Securities participate pursuant to the Rights Agreement is an underwritten public offering, the number of Registrable Securities to be included may, in specified circumstances, be limited due to market conditions.

10.

The registration rights described in the Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Rights Agreement also contains customary indemnification and contribution provisions. All expenses of registration under the Rights Agreement, including the legal fees of one counsel for the holders, but excluding underwriting discounts and commissions will be paid by the Issuer. The foregoing description of the terms of the Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit C to this Schedule 13D.
Klingenstein is a member of the Board of Directors of the Issuer and also serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Aberdare Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A.
Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated February 19, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

B.	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).
C.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain investors, dated as of July 6, 2006 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265)).

D.	Agreement regarding filing of joint Schedule 13D.

11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 6, 2009

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES II, L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE VENTURES II (BERMUDA), L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE II ANNEX FUND, L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

12.

SCHEDULE I
Managers:
Paul H. Klingenstein
c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
Principal Occupation:
Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex
Citizenship:
United States of America
John H. Odden
c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
Principal Occupation:
Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex
Citizenship:
United States of America
Dan Kisner
c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
Principal Occupation:
Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex
Citizenship:
United States of America

13.

EXHIBIT INDEX
A.
Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated February 19, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

B.	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).
C.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain investors, dated as of July 6, 2006 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265)).

D.	Agreement regarding filing of joint Schedule 13D.

14.